[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

July 10, 2009

By Electronic Submission

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549-6010

Re:	Semtech Corporation
Form 10-K for the year ended January 25, 2009
SEC File No. 1-6395

Dear Mr. Vaughn:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 2, 2009, relating to the Company’s Form 10-K for the year ended January 25, 2009. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated each Comment in the order provided followed by the Company’s response.

Note 1. Description of Business and Significant Accounting Policies, page 38

Revenue Recognition, page 39

1.	We note your response to prior comment 4. If you elect to continue to refer to “estimated deferred gross margin” please revise future filings to clearly disclose the nature of the estimates you have made in your cost of sales calculation and that your “estimated deferred gross margin” does not include any adjustment for sales returns. Further, please also revise your disclosure in future filings to disclose that in light of the uncertainties relating to sales returns, upon recognition your revenue and gross margin could differ from that presented on the balance sheet.

The Company advises the Staff that in all applicable future filings, to the extent we elect to continue to refer to “estimated deferred gross margin,” we will clearly disclose the nature of the estimates we have made in our cost of sales calculation and that our estimated deferred gross margin does not include any adjustment for sales returns. Further, we will disclose that in light of the uncertainties relating to sales returns, upon recognition, our revenue and gross margin could differ from that presented on the balance sheet.

Mr. Kevin L. Vaughn

July 10, 2009

Page | 2

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka Chukwu
Emeka Chukwu
Vice President, Finance and
Chief Financial Officer
Semtech Corporation